As filed with the Securities and Exchange Commission July 13, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

Japan Smaller Capitalization Fund, Inc.
(Name of Subject Company (Issuer))

Japan Smaller Capitalization Fund, Inc.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

47109U104
(CUSIP Number of Class of Securities)

Neil Daniele
c/o Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019
866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of Communications to:

Nathan J. Greene
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
(212) 839-8673
(212) 839-8673

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on June 1, 2026 by Japan Smaller Capitalization Fund, Inc. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to 10% of its outstanding shares of common stock (“Shares”) in the Fund on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits to the Statement on June 1, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Stockholders”) that desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 5:00 p.m. on July 1, 2026.

2. The Fund accepted 2,833,389 shares, representing 10% of its outstanding shares, for payment on or about July 10, 2026. A total of 22,006,123 shares were properly tendered. Therefore, on a prorated basis, approximately 12.87958% of the shares tendered by each tendering stockholder have been accepted for payment.

3. The purchase price of the accepted shares is 98% of the Fund’s net asset value per share as of the close of regular trading of the New York Stock Exchange on July 2, 2026, which is equal to $12.7792 per share.

Item 12(a).	Exhibits.

(a)(1)(i)	Issuer Offer to Purchase dated June 1, 2026[2]

(a)(1)(ii)	Form of Letter of Transmittal to Holders of Common Stock[2]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees[2]

(a)(1)(iv)	Letter to Clients and Client Instruction Form[2]

(a)(1)(v)	Form of Letter to Shareholders[2]

(a)(1)(vi)	Form of Notice of Withdrawal[2]

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued on May 22, 2026 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Securities and Exchange Commission on May 26, 2026[1]

(a)(5)(ii)	Press release issued on July 2, 2026*

(a)(5)(iii)	Press release issued on July 10, 2026*

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit [2]

Item 13.	Information Required by Schedule 13E-3

Not applicable.

1 Previously filed on May 26, 2026 as an exhibit to the Schedule TO-C.
2  Previously filed on June 1, 2026 as an exhibit to the Schedule TO-I.
* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JAPAN SMALLER CAPITALIZATION FUND, INC.
/s/ Yusuke Andoh
Name:	Yusuke Andoh
Title:	President and Principal Executive Officer

Dated: July 13, 2026